

CEDAR
Credit Builder

The **Credit** You Deserve



Adam Finke | CEO & Co-Founder

CEDAR
Credit Builder



Consumers with thin/no credit profile start looking for financing

Healthy credit required for affordable financing options

Lack of affordable and effective credit building products

Why better credit matters & why a better Credit Builder is needed

$200K 30yr Mortgage		
FICO Range	620-639	700-759
Interest Rate	4.095%	2.728%
Total Amount Paid	$449,694	$395,095

80 Point improvement in FICO would save $55K over the life of the loan

CEDAR
Credit Builder

Cedar's Credit Builder Solution



LINK YOUR BANK ACCOUNT

Cedar finds the bills & subscriptions you pay each month and gives you a Line of Credit to pay them



SPEND YOUR MONEY

Add the Cedar Card as your preferred payment method for the selected bills & subscriptions



WATCH YOUR CREDIT GROW

Repay your Line of Credit each month and Cedar will report the positive payment history to the Credit Bureaus

Market



US Pop: 321MM

77% > 18yo

59% Thick Credit Profiles

32% Thin/No Credit Profile

102MM

 102MM+ American consumers have thin credit profiles or no credit at all

 Outstanding consumer credit from 2000-2019 is estimated at $4.11 Trillion

 Americans spend around $2.8B on Credit Repair Services.

CEDAR
Credit Builder

BUSINESS MODEL

CEDAR Credit Builder



Customers link accounts to identify/select recurring bill payments and start the Credit Builder Cycle



Cedar extends a line of credit and funds the customer's Cedar Card



Customer utilizes the Cedar Card to pay for bills, subcriptions, and other recurring payments



Cedar drafts the customer's linked bank account for the disbursed amount plus the 5% flat fee



Cedar reports the customer's on-time payments to credit bureaus monthly



Repeat the Credit Builder Cycle

Proprietary Tech & Experience

 Transaction algorithm to simplify Credit Builder eligibility

 API-based tech stack to allow for dynamic change capabilities

 Active credit controls to minimize risk and consumer cost

 Fintech consumer lending expertise

Competition

CEDAR Credit Builder

Chime | Other Secured Credit Cards
Over utilize consumers' cash on hand and ties up funds

Grow Credit
Minimal credit limit, extended term



Experian Boost
One-time use, limited impact on FICO & Vantage scores

chime

Growcredit

Experian Boost™

Competitive Advantage

CEDAR Credit Builder

NO CREDIT CHECKS



Cedar doesn't pull your credit and relies on recurring bills and subscriptions to determine eligibility.

NO SECURITY DEPOSITS



Cedar lets you keep your hard-earned money in your account.

NO LONG-TERM COMMITTMENT



Cedar's Credit Builder runs in 1-month cycles and you can cancel at any time.

AFFORDABLE



Cedar only charges a flat 0-5% fee on the portion of the Line of Credit you use each month. NO Late Fees & NO NSF Fees.



CEDAR
Credit Builder



ADAM FINKE
Hustler, CEO

MBA | Consumer Lending Expert
Purveyor of Financial Inclusion for All



GEORGE ULMER
Transformer, CTO

Fintech expert with wide knowledge
of API utilization



HENRY SZETO
Visionary, Designer

UI/UX design to create traction
and maintain monthly active users













Milestones & Next Steps



Beta platform development complete



$52,500 in pre-seed funding since August 1, 2020



Falls Fintech Accelerator Participant (Aug-Oct 2020) with Bank Partnership through Central Bank of Kansas City and Central Payments

1 **Find lead investor and complete seed round with goal of $1-1.5MM**
- platform/product dev
- customer acquisition
- operations

2 **Launch customer acquisition strategy**
- 25k through 2021, 1MM Revenue

3 **Implement Bank Partnership**
- Beta Launch Q4 2020
- Market Launch Q1 2021



CEDAR
Credit Builder

THE CREDIT YOU DESERVE



Adam Finke
CEO & Co-Founder

 Adam@CedarCreditBuilder.com

 507-290-1600

 linkedin.com/in/adamfinke